SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                                 MEDIABAY, INC.
                                 --------------
                          (F/K/A AUDIO BOOK CLUB, INC.)
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    05068R108
                                    ---------
                                 (CUSIP Number)

                                 September 8, 2000
                                 -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G
CUSIP No. 05068R108                                            Page 2 of 9 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                       DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                            0%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 05068R108                                            Page 3 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                     UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                            0%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages



Item 1(a)         Name of Issuer:

                  MediaBay, Inc. (the "Issuer") (f/k/a Audio Book Club, Inc.)

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2295 Corporate Boulevard, N.W., Suite 222, P.O. Box 5010, Boca Raton, Florida 33431-0810

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC") and

                  (ii) Mr. George Soros ("Mr. Soros").

                  This   Statement   relates  to  Shares  (as  defined   herein)
previously held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Each of SFM LLC and Mr. Soros shall no longer be considered a Reporting Person in connection with this Statement.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company and

                  ii)      Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value (the "Shares")

Item 2(e)         CUSIP Number:

                  05068R108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 8, 2000, each of SFM LLC and Mr. Soros may no longer be deemed the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         SFM LLC
         -------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0

         Mr. Soros
         ---------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of  More  than  Five  Percent on  Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                               Page 6 of 9 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 8, 2000                 SOROS FUND MANAGEMENT LLC


                                         By:/S/ Richard D. Holahan, Jr.
                                            ---------------------------
                                            Richard D. Holahan, Jr.
                                            Assistant General Counsel


Date:  September 8, 2000                 GEORGE SOROS


                                         By:/S/ Richard D. Holahan, Jr.
                                            ---------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

                                                            Page 8 of 9 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

F.       Joint Filing Agreement,  dated as of September 8, 2000, by
         and between Soros Fund Management LLC and Mr. George Soros ...        9